                         [LETTERHEAD OF MERIDIAN GOLD]
--------------------------------------------------------------------------------


               MERIDIAN GOLD REPORTS THIRD QUARTER 2001 RESULTS
                     (All dollar amounts in U.S. currency)

                               October 23, 2001

Highlights
----------

     .  Net income of $10.1 million, or $0.14 per share
     . Gold production of 110,000 ounces at a record low cash cost of $78 per ounce, an 8% improvement over cash costs in the third quarter last year
     . Operating cash flows increased 2% to $17.8 million increasing available cash balances to $83.5 million
     . El Penon gold production increased by 3% to 79,000 ounces with a cash cost of $38 per ounce
     .  Positive drilling results at El Penon
     .  Debt free - final payment of $9.5 million made this quarter
     . Hedge free - average realized gold price of $282 versus $278 for the third quarter last year

3rd Quarter Results
-------------------
Meridian Gold, Inc. produced 110,000 ounces of gold at a record low cash cost of $78 per ounce, an 8% improvement over cash costs in the third quarter of 2000. Operating cash flows of $17.8 million, a 2% improvement over the third quarter last year, increased cash balances to $83.5 million, a 32% increase in available cash from December 31, 2000. With a full cost of production of only $135 per ounce, the Company earned $10.1 million despite average spot prices of only $274 per ounce (London PM fix).

For the quarter, El Penon production increased 3% to 79,000 ounces of gold, versus 77,000 for the third quarter last year. Cash costs were only $38 per gold ounce, and total production costs were $91 per gold ounce versus $37 and $94, respectively, for the third quarter last year.

For the third quarter, exploration spending of $2.9 million was expensed. As a result of this exploration, the new, deeper Diablada Zone has been extended to 750 meters in total strike length. In addition, new shallow high-grade mineralization has been identified in the northern section of Diablada.

As mentioned last quarter, the final payment of $9.5 million on the Company's long-term credit facility with the Standard Bank syndicate was made in the third quarter after receiving approval from the Chilean Central Bank. Upon removal of the company's long-term credit facility with the Standard Bank syndicate, the company was relieved of its requirement to maintain its forward hedge program and, therefore, the company closed out its gold hedge book. The company is now unhedged on its gold production and debt free and, therefore, able to fully benefit from any increases in the gold price.

Summary
Brian Kennedy, Meridian's chief executive officer, summed up the quarter, "The third quarter's results make this the seventh consecutive quarter the company has generated significant operating profits. Not only have we done this at low gold prices, but also while expensing all costs of exploration. The exploration efforts at existing mines and in new exploration projects of our experienced and highly successful team of mine finders have driven our past growth. The direction we have taken over the past 5 years since becoming Meridian Gold has helped us achieve today's momentum and we will use this momentum to drive further growth."

Exploration Report

El Penon
--------

Surface exploration and definition drilling has continued at the recent Diablada discovery. The total strike length of the continuous ore-grade mineralization defined to date is approximately 750 meters. Shallow and locally very high-grade mineralization up to 7.7 meters true width, averaging 68.3 g/tonne gold and 108 g/tonne silver has been defined over a strike length of approximately 250 meters. This zone is separated from the deeper Diablada Zone by two flat faults.

Recent core drilling (100% recovery) in the deeper Diablada mineralization has confirmed very high grades up to 2.2 meters true width grading 126.6 g/tonne gold and 174 g/tonne silver with competent vein, hanging wall, and footwall. The southward continuation of Diablada, which trends towards the Quebrada Orito underground reserves approximately one kilometer to the south, has been displaced by faulting. Exploration drilling is continuing in this area to find the faulted portion of the mineralization.

Underground drilling is also continuing around the Quebrada Colorada and Quebrada Orito deposits. Virtually all zones have had at least incremental expansion along strike, towards the surface and at depth. Maximum additional depth extents so far this year have been on the order of up to 150 meters in the Carmin Sur area of Quebrada Colorada. In addition, the most recent step out drilling on the north end of Quebrada Colorada continued to encounter strong mineralization over 1.0 to 2.2 meters true widths with grades typical of Quebrada Colorada.

Other Properties

In Peru at the Los Pircos project JV with Buenaventura, surface exploration is starting on the new concessions added to the project. In the original core area, at least four separate vein zones have been confirmed to have sufficient ore grade mineralization on the surface to require drilling. Drilling is now planned for early 2002.

An additional project in Peru will be drilled in October.

In Mexico, another project was just recently drilled, and results are pending. The Mercedes Project is scheduled to be drilled again in October.

Barrick started drilling Rossi on October 2. Deep drilling to test new targets is expected to continue through a significant part of the fourth quarter.

Management's Discussion and Analysis
------------------------------------

The following discussion is limited to matters that, in the opinion of the Company, are material.

Sales and Net Income
Meridian reported net income of $10.1 million for the third quarter of 2001, or $0.14 per share, unchanged on a per share basis from the third quarter of last year This represents a profit margin of 34% for the third quarter this year. Revenue decreased 11% to $29.4 million versus third quarter last year, reflecting the completion of commercial production at our Beartrack mine in Idaho.

Meridian produced 110,000 ounces of gold at a very low cash cost of $78 per ounce, an improvement of 8% over last year's third quarter cash costs due to higher production and mill gold grade improvement at El Penon to 14.7 g/tonne versus 13.5 g/tonne third quarter last year. The improvement reflects actual mined grades that are higher than reserve estimates and improved mining practices that have reduced dilution.

Taxes
As mentioned last quarter, with the acquisition of Pacific Rim Resources Limited and the utilization of its offshore assets, the Company is now able to defer booking taxes; therefore, no taxes were paid this quarter.

Liquidity and Capital Resources
Cash to meet the company's operating needs, to finance capital expenditures and to fund exploration activities was provided from operations and from existing cash reserves. Cash provided by operating activities was $17.8 million in the third quarter of 2001, compared to cash provided by operating activities of $17.4 million in the third quarter of 2000. These cash flows were higher due to lower cash costs of $78 per ounce this quarter versus $85 per ounce third quarter last year, offset slightly by lower net income. At September 30, 2001, cash and cash equivalents totaled $83.5 million, versus $63.2 million as of December 31, 2000, a 32% increase.

Capital expenditures increased to $6.5 million in the third quarter of 2001 from $4.9 million in the third quarter of 2000 due to additional development of El Penon.

Expected cash requirements for 2001 include approximately $20 million for planned capital expenditures directed toward additional underground development of the El Penon and Jerritt Canyon mines. Exploration spending in 2001 is expected to be approximately $11 million. The Company will fund all of these requirements from cash flows from operations and existing cash reserves.

Should the Company decide to develop other exploration and development properties, additional capital could be required. The Company believes that these capital requirements could be funded by existing cash reserves and by borrowing from third parties, although no assurance can be given that such borrowings will be available at rates acceptable to the Company.

Discussion of Properties

El Penon
During the third quarter, the mine produced 79,000 ounces of gold and 1.2 million ounces of silver at a cash cost of $38 per gold ounce. Total production costs including depreciation, depletion, amortization, and reclamation were $91 per gold ounce. For the seventh consecutive quarter, the mill processed ore at excellent throughput and recovery rates. The third quarter average mill grade was 14.7 g/tonne gold and 242 g/tonne silver versus
13.5 g/tonne gold and 193 g/tonne silver in the third quarter of 2000. The higher grades for this quarter are as a result of better grades than anticipated in the mine plan and reduced dilution. Gold recovery was 94% and silver recovery was 88%.

Jerritt Canyon
During the third quarter, Meridian's share (30%) of Jerritt Canyon production was 27,000 ounces of gold at a cash cost of $197 per gold ounce versus cash
costs of $231 per gold ounce for the third quarter of last year.   The decrease
in cash costs this quarter was due to cost reduction programs implemented at the mine and improved grades. Mill throughput was 4,000 tonnes per day at an average ore grade of 8.9 g/tonne gold.

Beartrack
For the third quarter, Beartrack produced 3,800 ounces of gold. These ounces of gold were taken against the reclamation and closure accruals, as will all future Beartrack production. Leaching should continue to produce recoverable gold over the next year on a declining basis.

Year-to-Date Results
For the nine months ended September 30, cash costs per ounce decreased 12% to $85 from $97 last year largely due to higher production and grades at El Penon. Total production costs per ounce decreased 12% this year over last from $161 last year to $142 this year. Year-to-date gold production of 317,000 is lower than the prior year due primarily to mining completion at Beartrack. Lower revenues for the period, of $83.5 million versus $98.6 million for the same period last year, are due to mining completion of Beartrack and a lower realized gold price of $277 versus $283, respectively. Net income for the period of $26.4 million is lower than $28.7 million for the same period last year due mainly to lower gold production and a lower realized gold price. Cash provided by operating activities for the nine months ending September 30, 2001 of $46.6 million, versus $52.6 million year-to-date last year, is lower due to lower net income.

Outlook
Based on the performance during the first three quarters of the year, Meridian expects El Penon to produce more than 300,000 ounces of gold at a cash cost of less than $50 per ounce. Jerritt Canyon is expected to produce 100,000 ounces at $215 per ounce. With the inclusion of Beartrack, Meridian anticipates producing 425,000 ounces of gold this year at a cash cost of $100 per ounce.

3rd Quarter Conference Call
---------------------------
Meridian is hosting a live webcast of its conference call on TUESDAY, October 23, 2001 AT 5:00 PM ET. We will offer a simultaneous live web cast of our conference call through www.viavid.com. If you would like to listen to our conference call on the web, go to the home page on www.meridiangold.com and click on the link. There will be a slide show available in conjunction with the call, which will also be available for viewing on the Meridian Gold website.
You will need to have Windows Media Player installed on your computer in order to hear the live broadcast. Please note: You will be required to complete a registration page in order to view the live webcast.

Meridian Gold Inc. is a different kind of gold company because we focus on the quality of the ounces as measured by the profitability per ounce, not the quantity of ounces produced. The result is exceptional returns on equity and operating profit margins, in spite of a low gold price environment, while offering upside to gold price improvement by being unhedged. Meridian Gold Inc.'s common shares are traded on The Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

A "Qualified Person", as defined by the Ontario Securities Commission National Instrument 43-101, within Meridian Gold, has reviewed the exploration results contained within this release.


For further information, please visit our website at, or contact:

  Wayne M. Hubert        Tel:  (800) 572-4519
  Investor Relations     Fax: (775) 850-3733
  Meridian Gold Inc.     E-mail: wayne.hubert@meridiangold.com
                                 -----------------------------

                              Meridian Gold Inc.
                Consolidated Condensed Statement of Operations
                ----------------------------------------------
            (Unaudited and in US$ millions, except per share data)

                                                                      Three Months                    Nine Months
                                                                   Ended September 30              Ended September 30
                                                                   ------------------              ------------------
                                                                    2001        2000                2001        2000
Sales                                                                 29.4        32.9               83.5         98.6

Costs and Expenses
          Cost of Sales                                                8.5        10.8               25.9         34.3
          Depreciation, depletion & amortization                       5.9         6.7               17.1         18.7
          Reclamation                                                  0.2         0.9                0.6          3.5
          Exploration costs                                            2.9         2.8                9.0          8.2
          Selling, general and administrative                          2.2         1.7                5.0          4.6
          Other expenses/(income)                                        -        (0.1)              (0.1)         0.3
                                                               ------------------------       -------------------------
Total costs and expenses                                              19.7        22.8               57.5         69.6
                                                               ------------------------       -------------------------

Operating income (loss)                                                9.7        10.1               26.0         29.0

Interest income (expense)                                              0.4         0.3                1.3         (0.3)

Gain (loss) on Sale of Fixed Assets                                      -           -                1.9            -
                                                               ------------------------       -------------------------

Tax Benefit (expense)                                                    -           -               (2.8)           -
                                                               ------------------------       -------------------------

Net income (loss)                                                     10.1        10.4               26.4         28.7
                                                               ========================       =========================

Income/(Loss) per common share basic                                  0.14        0.14               0.35         0.39
                                                               ========================       =========================

Income/(Loss) per common share fully diluted                          0.13        0.14               0.35         0.39
                                                               ========================       =========================

Number of common shares used in earnings                              74.8        74.0               74.6         74.0
                                                               ========================       =========================
per share computations (millions)-Basic

Number of common shares used in earnings                              75.8        74.0               75.8         74.0
                                                               ========================       =========================
per share computations (millions)-Fully Diluted

See accompanying notes to consolidated interim financial statements.

                                                                                                                     7

                                                 Meridian Gold Inc.
                                             Operating Data (Unaudited)
                                             --------------------------

                                                                    Three Months Ended          Nine Months Ended
                                                                       September 30                September 30
                                                                 ------------------------    ------------------------
                                                                    2001          2000           2001         2000
El Penon Mine

   Gold Production                                                   79,173        76,988       229,670       213,029
   Silver Production                                              1,224,635     1,044,305     3,332,434     2,803,829
   Tonnes ore mined (thousands)                                         183           185           538           467
   Mill tonnes processed (thousands)                                    179           189           537           553
   Avg. mine gold ore grade (grams/tonne)                              19.7          17.5          17.4          14.6
   Avg. mine silver ore grade (grams/tonne)                             312           283           269           228
   Avg. mill gold ore grade (grams/tonne)                              14.7          13.5          14.1          12.8
   Avg. mill silver ore grade (grams/tonne)                             242           193           219           177
   Mill gold recovery                                                    94%           94%           94%           94%
   Mill silver recovery                                                  88%           90%           88%           89%

Cash cost of production/ ounce                                   $       38    $       37    $       45    $       50
Total production cost/ ounce                                     $       91    $       94    $       99    $       95


Jerritt Canyon Joint Venture

   Gold production (Meridian Gold's 30% share)                       26,752        22,457        74,973        72,252
   Tonnes ore mined (100%, thousands)                                   232           195           618           565
   Mill tonnes processed (100%, thousands)                              364           375         1,026         1,026
   Avg. mill ore grade (grams/tonne)                                    8.9           7.0           8.6           8.1
   Mill recovery                                                         86%           90%           88%           90%

   Cash cost of production/ ounce                                $      197    $      231    $      207    $      208
   Total production cost/ ounce                                  $      265    $      268    $      272    $      250

Beartrack Mine

   Gold production - heap leach                                       3,817        12,818        12,443        64,279
   Gold production with cash costs                                       --        12,818            --        64,279

   Cash cost of production/ ounce                                $       --    $      121    $       --    $      127
   Total production cost/ ounce                                  $       --    $      322    $       --    $      279


Company Totals

   Ounces of gold produced                                          109,742       112,263       317,086       349,560
   Ounces of gold sold                                              110,945       117,884       316,160       349,830
   Avg. realized price/ ounce                                    $      282    $      278    $      277    $      283
   Cash cost of production/ ounce                                $       78    $       85    $       85    $       97
   Total cost of production/ ounce                               $      135    $      155    $      142    $      161

Note: Cash and total cost per gold ounce are net of silver by-product credits

                              Meridian Gold Inc.
                     Consolidated Condensed Balance Sheets
                        (Unaudited and in US$ millions)


                                                 September 30       December 31
                                                     2001              2000
                                                     ----              ----

Assets
Current Assets
          Cash and cash equivalents                   $ 83.5             $ 63.2
          Trade & other receivables                      3.2                1.4
          Inventories                                    6.8                5.8
          Deferred tax asset                            16.7                0.9
          Other current assets                           1.9                0.7
                                                 ------------       ------------
Total current assets                                  $112.1             $ 72.0
                                                 ------------       ------------

Property, plant and equipment, net                      94.3               96.5
Other assets                                             1.5                2.0
                                                 ------------       ------------

Total Assets                                          $207.9             $170.5
                                                 ============       ============


Liabilities and Shareholders' Equity
Current Liabilities
          Current portion long-term debt                   -                7.5
          Accounts payable, trade & other                5.4                3.0
          Other deferred credits                         4.2                  -
          Accrued and other liabilities                 16.8               11.1
                                                 ------------       ------------
Total current liabilities                             $ 26.4             $ 21.6
                                                 ------------       ------------

Long-term debt, net of current portion                     -               10.5
Other long-term liabilities                             47.3               36.2
Shareholders' equity                                   134.2              102.2
                                                 ------------       ------------

Total liabilities and shareholders' equity            $207.9             $170.5
                                                 ============       ============



                              Meridian Gold Inc.
             Quarterly Comparative Statements of Retained Earnings
             -----------------------------------------------------
                        (Unaudited and in US$ millions)


                                                  September 30,    September 30,
                                                      2001            2000
                                                      ----            ----

Retained earnings at the beginning of period            $ 28.0          $ (12.6)
Net Income                                              $ 26.4          $  28.7

                                                 -------------------------------
Retained earnings at the end of period                  $ 54.4          $  16.1
                                                 -------------------------------

See accompanying notes to consolidated interim statements.

                              Meridian Gold Inc.
                Consolidated Condensed Statement of Cash Flows
                ----------------------------------------------
                        (Unaudited and in US$ millions)

                                                                    Three Months                    Nine Months
                                                                 Ended September 30              Ended September 30
                                                                 ------------------              ------------------
                                                                  2001        2000                2001        2000
Net Income (loss)                                                    $10.1       $10.4             $ 26.4        $28.7

Provision for depreciation, depletion and amortization                 5.9         6.7               17.1         18.7
Gain of Sale of Assets                                                   -           -               (2.0)           -
Stock compensation expense                                             0.4         0.3                1.0          0.4
Changes in Current assets and liabilities, net                        (1.6)          -               (3.0)        (2.4)
Changes in Long-term assets and liabilities, net                       3.0           -                7.1          7.2
                                                               ------------------------       -------------------------
    Net cash provided by operating activities                         17.8        17.4               46.6         52.6
                                                               ------------------------       -------------------------


Cash flow from investing activities

Capital spending                                                      (6.5)       (4.9)             (14.9)       (14.2)
Proceeds from sale of assets                                             -           -                2.0            -
                                                               ------------------------       -------------------------
    Net cash used in investing acitivities                            (6.5)       (4.9)             (12.9)       (14.2)
                                                               ------------------------       -------------------------


Cash flow from financing activities

Repayment of long-term borrowings                                     (9.5)       (4.0)             (18.0)        (8.0)
Proceeds from sale of common stock                                     2.9         0.2                4.6          0.4
                                                               ------------------------       -------------------------
    Net cash used in financing activities                             (6.6)       (3.8)             (13.4)        (7.6)
                                                               ------------------------       -------------------------

Increase in cash and cash equivalents                                  4.7         8.7               20.3         30.8

Cash and cash equivalents, beginning of period                        78.8        42.9               63.2         20.8
                                                               ------------------------       -------------------------

Cash and cash equivalents, end of period                             $83.5       $51.6             $ 83.5        $51.6
                                                               ========================       =========================

See accompanying notes to consolidated interim financial statements.

Notes to Consolidated Condensed Interim Financial Statements
------------------------------------------------------------

  1. Basis of Presentation
     ---------------------

     The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2000 as certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Ontario Securities Commission for interim reporting.

     These unaudited interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

  2. Debt
     ----

     To provide maximum financial flexibility, Meridian paid off its long-term credit facility with the Standard Bank syndicate. The final payment of $9.5 million was made as of July 13, 2001.

  3. Hedging
     -------

     Upon removal of the Company's long-term credit facility with the Standard Bank syndicate, the Company was relieved of its requirement to maintain its forward hedge program. The Company closed its long-term gold forward contracts as of June 30, 2001. The termination of these gold forward contracts generated $4.9 million in cash. This sale has been booked as deferred revenue and will be reflected in income according to contract expiration dates, as presented below:

     Deferred Revenue impact:
     ------------------------

          -------------------------------
            2001-Q3         $  527,846
                 -Q4        $  527,846
          -------------------------------
            2002            $1,943,363
          -------------------------------
            2003            $1,916,130
          -------------------------------

     Residual Silver Ounces Hedged @ $5.34:
     --------------------------------------

          ------------------------------
            2001               429,028
          ------------------------------
            2002             1,800,000
          ------------------------------
            2003             2,000,000
          ------------------------------
            2004             2,000,000
          ------------------------------

4.   Acquisition of Pacific Rim Resources Limited (Pacific Rim)
     ----------------------------------------------------------

     On June 15, 2001, Meridian acquired Pacific Rim, a privately held Bermudan company located in Chile, for $5.2 million. Meridian acquired Pacific Rim from National Life Pension, a UK based company. Meridian acquired Pacific Rim with the intent to explore in and around the San Cristobal mine in Chile, as well as make use of their offshore assets.

     As part of this transaction, Pacific Rim has a tax loss carry-forward position in Chile approximating $75 million, of which the Company believes it can utilize $48 million to offset future Chilean taxable income. Additionally, the Chilean company has an affiliated loan and interest with the Bermudan company amounting to $50 million. The recording of this transaction was done in accordance with generally accepted accounting principles (GAAP) in Canada. The net effect of this transaction will establish a deferred tax asset and a deferred credit of $16.7 million, representing the estimated benefit of the utilization of the $48 million in loss carry forwards. The Company, in accordance with Canadian GAAP, will recognize this benefit as taxable income is incurred until the deferred tax asset is expended. At the time of this filing, the Company has recognized $8.2 million of this benefit which has reduced the Company's income tax rate to zero and 11% for the three and nine-month periods ending September 30, 2001, respectively.

                                       11